NEWS RELEASE

EXPLORATION ACTIVITIES – UPDATE

October 10, 2006

FOR IMMEDIATE RELEASE… Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to provide an update on its exploration activities in British Columbia and Argentina.

Mackenzie Gold Project, British Columbia

An extensive program of soil sampling, trenching and rock sampling was completed during the period, June through September 2006. Preliminary work suggests that gold values are associated with mesothermal quartz veins and correlates with arsenic and polymetallic base metal mineralization. Results are being compiled and a final report with conclusions and recommendations is anticipated by late November.

Argentine Uranium Programs

1.

Diamante-Los Patos Property, Salta and Catamarca Provinces

This property was discovered and staked in May-June 2006, prior to the cessation of exploration activities during the Argentine winter season. A total of 58,400 hectares of concessions have been applied for to cover extensive uranium mineralization occurring primarily in unconsolidated colluvium.

Initial reconnaissance prospecting located two areas of anomalous radioactivity along Rio de Los Patos and Rio Diamante respectively. These areas surround and are partially overlain by two areas of white-grey, calcarious, hot spring sinter. Outcrop of bedrock (as opposed to colluvium or overburden) in the immediate areas of anomalous radioactivity is largely dacitic ignimbrite which in places is mineralized as well. However, the major areas of anomalous radioactivity and visible mineralization are found in unconsolidated or poorly consolidated colluvium. This material overlies the bedrock of dacitic ignimbrite and is the material on which the terraces of hot spring sinter have been built.

The Rio Diamante anomalous area is a northwesterly-trending zone which measures about 2.5 km by about 1.5 km. This area includes portions of a calcarious sinter deposit and contains numerous areas of anomalous radioactivity reporting from 500 cps (counts per second) to more than 9999 cps (off-scale) as measured by an Exploranium GR-110G scintillometer. Such areas commonly display visible yellow and yellow-green, fluorescent, uranium minerals.

A total of 36 samples were taken from the Rio Diamante anomalous area and values ranged from 35 ppm (parts per million) to 33,412 ppm (3.34%) uranium (U).  A cluster of very high values (from 0.4% to 3.3% U) is located near the south edge of the interpreted anomaly. However, a number of samples varying from 0.05 to 0.1% U (1 to 2 lbs/ton uranium are scattered over the remainder of the surface radiometric anomaly. It is important to emphasize that only reconnaissance evaluation has been completed so far and the prospective area may be larger than originally outlined.

Similarly, a total of 40 rock (soil and colluvium) samples were taken from the area of anomalous radioactivity along Rio de los Patos (located about 20 km east of the Rio Diamante area). The anomalous zone here measures about 3 km.(NW-SE) long by about 1.0 km wide. Results of sampling vary from about 20 ppm to 693 ppm (1.4 lbs/ton U). As at Rio Diamante area, anomalous U values are spread over most of the areas of anomalous radioactivity.

Detailed mineralogical work by Dr. Peter Le Couteur has determined that the main uranium mineral is Meta-Autunite (calcarious uranium phosphate) and that it is found principally as a cement within fragments of the colluvium. While there are similarities to the Yeelirrie, Australia surficial type deposit model, certain textures suggest very low temperature epithermal conditions during deposition. Given the large areal extent of the mineralization, even a modest depth dimension could lead to significant tonnages of low grade, uranium-bearing material.

Extensive sampling will be required to fully evaluate the significance of these occurrences. To that end, a fully equipped field camp was constructed on the property and an exploration crew mobilized to the project on October 2. A program of extensive soil and rock geochemistry as well as back-hoe trenching is planned. This work is expected to lead to drilling of selected targets - projected to take place in February-March, 2007.

2.

Regional Reconnaissance Prospecting Activity

A team of experienced prospectors began follow-up of selected targets developed from an exhaustive review of regional geochemical, geological and geophysical data in northwestern Argentina. This group began work on September 21 and will continue to pursue specific and regional targets over the next 3 months. Two new properties have already been identified and exploration licences applied for.

3.

Amblayo and Alemania Properties, Salta Province

A program of detailed follow-up exploration will be completed on these properties over the next two months to define targets for drilling. If warranted, this drilling is anticipated to be carried out during February-March, 2007.

4.

San Jorge Basin Project, Chubut Province

As a result of a regional exploration program completed during February-April, 2006, a large land position was acquired in this highly prospective region. An airborne geophysical survey of portions of this land package was carried out during June, 2006 and a number of significant anomalies were outlined. Subsequently, a structural analysis of the basin was completed utilizing various public and private data bases, and the results integrated with airborne geophysical data. This has allowed various areas to be prioritized for immediate follow-up.

A regional office/warehouse has been set up in the city of Trelew and a 7 man exploration crew will begin evaluation of the company's holdings on or about October 15.

Wealth is a mineral exploration company with approximately 19.0 million shares issued and outstanding, approximately $4 million in the treasury and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

President & CEO

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.